Exhibit 99.3

Subsea 7 S.A. 412F, Route d’Esch L-2086 Luxembourg www.subsea7.com

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 27, 2011

The Annual General Meeting of Shareholders of Subsea 7 S.A. (formerly Acergy S.A.) (the “Company”), RCS Luxembourg N° B 43172 having its Registered Office at 412F, route d’Esch, L-2086 Luxembourg, will be held at its Registered Office, 412F, route d’Esch, L-2086 Luxembourg, on May 27, 2011 at 3:00pm (local time) for the following purposes:

(1)
To consider (i) the management reports of the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company and (ii) the reports of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseur d’entreprises agréé”) on the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2010, as enclosed with this Notice.

(2)	To approve the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2010, as enclosed with this Notice.
(3)	To approve the consolidated financial statements of the Company for the fiscal year ended November 30, 2010, as enclosed with this Notice.
(4)	To approve the allocation of profits to the legal reserve and the carry forward reserve.
(5)	To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2010.
(6)
To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Børs for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

(7)
To elect Deloitte S.A., Luxembourg as Authorised Statutory Auditor (“Réviseur d’entreprises agréé”) to audit the unconsolidated and consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

Yours sincerely

Mr. Kristian Siem
Chairman
April 19, 2011

seabed-to-surface Registered Office: 412F, Route d’Esch L-2086 Luxembourg R.C.S. Luxembourg B 43172

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The deadline for submission of votes of American Depositary Receipt holders is May 18, 2011 and for holders of Common Shares is May 23, 2011.

The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.